
September 24, 2010

Via Facsimile and U.S. Mail
Mr. Peter Kolchinsky
RA Capital Management LLC
20 Park Plaza, Suite 905
Boston, MA 02116

Re: Cypress Bioscience, Inc.
Soliciting Materials on Schedule 14A filed September 13, 2010 by RA Capital
Management, LLC, Peter Kolchinsky and RA Capital Healthcare Fund, L.P.
File No. 1-12943

Dear Mr. Kolchinsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. In this regard, we note statements throughout the letter that purport to present as "fact" the filing persons' interpretations of the other shareholders' actions and sentiments regarding their investment in Cypress shares and/or the relative benefits of selling to Ramius at a price of $4.00 per share or higher. In future filings, revise to remove the reference to the "factual" nature of such opinions and present as an opinion, such viewpoints. Further, ensure a reasonable basis exists for such statements. Refer generally to Rule 14a-9.

2. Please avoid statements that directly or indirectly impugn character, integrity or personal

reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. In this regard, we refer you to statements made in the appeal to Dr. Kranzler, including but not limited to, the statement that Cypress is "not his personal non-profit research organization…"

3. We note reference to the letter to shareholders distributed by Arcadia Capital Advisors LLC on September 7, 2010. Supplementally advise us of all discussions, meetings, and/or agreements (whether oral or written), between the filing parties and Arcadia Capital Advisors, LLC or its affiliates. Similarly, please advise us of any discussions, meetings, or agreements (whether oral or written), between the filing parties and Ramius LLC or any of its affiliates.

4. Your disclosure suggests that RA Capital Management, LLC will file a proxy statement if Cypress Bioscience elects to implement one or more transactions in response to proposals outlined by RA Capital Management, LLC. You further advise stockholders to read the proxy statement when it becomes available. It would appear that the participants in the solicitation are relying on Rule 14a-12 to solicit stockholders of Cypress Bioscience yet the participants have not clearly committed to making a filing of a proxy statement. As the participants are aware, Rule 14a-12 is titled, "Solicitation before furnishing a proxy statement." As such, please be advised that parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file and disseminate a proxy statement. See Interpretation I.D.3 in the July 2001 Interim Supplement to the Staff's Telephone Interpretations Manual. Please remove the implication in future filings that RA Capital Management, LLC and certain other related parties have only reserved the right to file a proxy statement in the future and confirm for us that each of the filing parties fully intends to file a proxy statement. Please advise us of your intentions in this regard. We may have further comment.

5. You disclose that RA Capital Management, LLC undertakes no duty or obligation to update any statements contained in the press release filed under cover of Schedule 14A. This statement is inconsistent with the requirements set forth in Rule 14a-9. Please remove the statement in all future filings. Further, consistent with Rule 14a-9, please revise, as may be necessary, to correct any earlier statements made in soliciting materials if such statements are no longer accurate or complete.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions